UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

I-MAB
(Name of Issuer)

Sponsored ADS
(Title of Class of Securities)

44975P 103
(CUSIP Number)

May 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Infini Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,004,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,004,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,004,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.06%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

(1) Based on 189,855,096 ordinary shares of the Issuer issued and outstanding (excluding 877,631 ordinary shares issued to the Issuer's depositary bank for bulk issuance of American Depositary Shares ("ADSs") reserved for future issuances upon the exercising or vesting or awards granted under the Issuer's share incentive plans) as of February 28, 2022, as disclosed in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on March 31, 2022.  Each ten (10) ADSs represent twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "IMAB."

Item 1(a).	Name of Issuer:

 I-MAB (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being jointly filed by Infini Capital Management Limited (the "Manager"), a private company limited by shares incorporated in Hong Kong and Infini Master Fund (the "Master Fund"), an exempted company incorporated in the Cayman Islands with limited liability with respect to the ownership of American Depositary Shares ("ADS") by the Master Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 The address of the principal business office of the Master Fund is:

 c/o Walkers Corporate Limited
 Cayman Corporate Centre
 27 Hospital Road
 George Town, Grand Cayman
 KY1-9008
 Cayman Islands

 The address of the principal business office of the Manager is:

 Suites 1307-1308, 13/F, Two Exchange Square
 8 Connaught Place, Central
 Hong Kong

Item 2(c).	Citizenship:

 Master Fund:  Cayman Islands

 Manager:  Hong Kong

Item 2(d).	Title of Class of Securities:

Sponsored ADS

Item 2(e).	CUSIP Number:

 44975P 103

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securiteis of the Issuer identified in Item 1.

  A.  Infini Master Fund

(a)	Amount beneficially owned: 5,004,206

(b)	Percent of class: 6.06%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,004,206

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,004,206

   B.  Infini Capital Management Limited

(a)	Amount beneficially owned: 5,004,206

(b)	Percent of class: 6.06%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,004,206

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,004,206

*The beneficial ownership percentage reported herein is based on 189,855,096 ordinary shares of the Issuer issued and outstanding (excluding 877,631 ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plans) as of February 28, 2022, as disclosed in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on March 31, 2022.  Each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market Fund under the symbol "IMAB."

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable

Item 8.	Identification and Classification of Members of the Group.

 See Exhibit 1

Item 9.	Notice of Dissolution of Group.

 Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.

RULE 13-d-1(k)(1) AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the securities of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Date: June 13, 2022

INFINI MASTER FUND

By:	/s/ Chin To Tony
Name: Chin To Tony
Title: Director

INFINI CAPITAL MANAGEMENT LIMITED

By:	/s/ Chin To Tony
Name: Chin To Tony
Title: Director

Attachment A

1. Items 4(a) and (b) of Schedule 13G

 As of  June 7, 2022, the Master Fund was the legal owner of 5,004,206 ADSs.  Based on there being 189,855,096 ordinary shares outstanding (excluding 877,631 ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plans) as of February 28, 2022, with each ten (10) ADSs representing twenty three (23) ordinary shares, the Master Fund's holding represents approximately 6.06% of the oustanding ADSs.

The Manager serves as investment manager to the Master Fund and has discretionary and voting power over the shares held by the Master Fund. Accordingly, the Manager may be deemed to be the beneficial owner of 5,004,206 ADSs which are held by the Master Fund.

The Manager disclaims beneficial ownership of the ADSs of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.

2. Item 4(c) of Schedule 13G

As of June 7, 2022, each of the Manager and the Master Fund may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 5,004,206 ADSs held by the Master Fund.

The Manager disclaims beneficial ownership of the shares of ADSs of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.

Exhibit 1
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 13, 2022

INFINI MASTER FUND

By:	/s/ Chin To Tony
Name: Chin To Tony
Title: Director

INFINI CAPITAL MANAGEMENT LIMITED

By:	/s/ Chin To Tony
Name: Chin To Tony
Title: Director